UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: June 2010

Commission File Number: 001-33416

OceanFreight Inc.
(Translation of registrant's name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                                Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ___

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) 7:  ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a marked revision to Exhibit A to the proxy statement of OceanFreight Inc. (the "Company") that was sent to shareholders of the Company on or about April 15, 2010 (the "Proxy Statement").  These revisions are deemed to be incorporated into the Proxy Statement. Except for the revisions made to Exhibit A attached hereto, the Proxy Statement remains unchanged.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.
(Registrant)

By:	/s/ Anthony Kandylidis
Chief Executive Officer

Dated June 4, 2010

Exhibit 99.1

EXHIBIT A

If Proposal Two is adopted by the affirmative vote of a majority of all shares entitled to vote at the meeting, Section D of the Company's Amended and Restated Articles of Incorporation will be amended as follows:

•	In order to reduce the authorized number of Class A Common Shares by a 3 to 1 ratio, Section D(a) will be replaced in its entirety with the following:

D.	(a)
Effective June 17, 2010, t~~T~~he Corporation is authorized to issue an aggregate of three hundred forty-eight million, three hundred thirty-three thousand, three hundred thirty-three (348,333,333) registered shares of stock, consisting of:

1.
three hundred thirty-three million, three hundred thirty-three thousand, three hundred thirty-three (333,333,333) shares of Class A common stock, with a par value of one United States cent (US$0.01) per share (the "Common Shares");

2.	ten million (10,000,000) shares of Class B common stock, with a par value of one United	States cent (US$0.01) per share (the "Subordinated Shares"); and

3.
five million (5,000,000) preferred shares, with a par value of one United States cent (US$0.01) per share (the "Preferred Shares").  The Board of Directors is hereby authorized to provide for the issuance of all or any shares of the Preferred Shares in one or more classes or series and to fix for each such class or series such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions, as shall be stated in the resolution or resolutions adopted by the Board of Directors providing for the issue of such class or series.

The relative powers, preferences and rights, and the qualifications, limitations and restrictions, of the Common Shares and the Subordinated Shares shall be in all respects identical except that the amount of dividends which from Operating Surplus during the Subordination Period shall be paid or distributed as further provided in this Section D.

•
In order to give effect to a 3 to 1 reverse stock split of the Company's Class A Common Shares, the following language shall be added to Section D (The below numbers are indicative and subject to change based on final adjustments due to the fractional shares):

"Reverse Stock Split. Effective with the commencement of business on June 17, 2010, the fifth business day after approval by the Company's shareholders, or such later date as the Registrar of Corporations of the Republic of the Marshall Islands shall determine, the Company has effected a 3 to 1 reverse stock split as to its issued and outstanding Common Shares, pursuant to which the number of issued and outstanding Common Shares shall decrease from ~~181,800,001~~ 231,800,001 to ~~60,600,000~~ 77,266,655. The reverse stock split shall not change the par value of the Common Shares. The stated capital of the Company is hereby reduced from ~~$1,818,000~~ $2,318,000 to ~~$606,000~~ $772,667 and the reduction of ~~$1,212,000~~ $1,545,333 is allocated to surplus."

SK 25754 0002 1105225